







INVEST IN **THE CHINA PROJECT**

The omni-platform covering China without fear or favor

ABOUT THE CHINA PROJECT
Reporting on China without fear or favor
The China Project is a New York-based, China-focused news, information, and business services platform. We inform and connect a global audience regarding the business, technology, politics, culture, and society of China
1,800
articles and investigative reports published yearly
235
contributing writers from 35 countries
38
countries with The China Project subscribers
15
full-time employees

thechinaproject.com New York

LEAD INVESTOR

Ronald G Percival

Extrodanary source of information about China. With a highly qualified team of professionals, news and information is very accurate and timely. The China Project will most likely become one of the top China focused information organizations globally. The global reach of the China Project has been growing in recent years and appears to be on track to one of the most widely used China sources by many cultural, governmental and business institutions, including global investment and financial institutions. We feel The China Project is well positioned for success and an excellent investment opportunity going forward.

Invested $30,000 this round & $5,000 previously

Highlights

1. 55% YoY subscription revenue growth the past 3 years
2. An exceptional 25% YoY increase in Average Revenue Per User
3. Dedicated to helping the world understand China better by covering all news
4. 24/7 around the clock content with contextual analysis
5. Works with distinguished China-focused decision makers such as USCBC and the China Institute

Our Team

Anla Cheng Founder & Chair

Former Senior Partner at Sino-Century, a China private equity firm. Worked at Goldman Sachs, Citigroup, Robert Fleming. I went on to run my own family office of HF, PE and alternate strategy Fund of Funds called Centenium Capital Partners.

Bob Guterma CEO

Why Invest in The China Project?

We are a multimedia and business platform dedicated to helping the world

understand China better by covering all news about the country—business, society, culture, politics, and more—without fear or favor.

The China Project magnifies coverage of global issues from a China-specific perspective. Our brand of "stakeholder journalism" is produced by people who know and care deeply about China's challenges and opportunities, including:

- Jeremy Goldkorn, Editor in Chief who has built numerous China-focused media businesses and sold his last venture to London-based Financial Times

- Kaiser Kuo, Editor at Large who founded the #1 China podcast, Sinica; founded China's first and most successful heavy metal band, Tang Dynasty, and was former Global Communications Lead for Baidu (the Google of China)

We provide an unparalleled contextual analysis that helps the world understand China in ways that have a powerful impact.

U.S.-China relations stand at a vital juncture. This relationship is more complex than most understand.

Comprehensive explanations are needed to understand the world's second-largest superpower, especially as Biden and Trump's administrations place China as a threat in the public's mind. The China Project answers the most prevalent questions without painting China in a negative light.

By investing in our equity crowdfunding campaign, you're empowering us to provide invaluable insights into the real China—on a global scale.

Our company values:

- Historical accuracy and rigorous fact-checking

- Featuring local Chinese sources and perspectives

- Shedding unbiased light on China, its people, economy, and global impact



Press

We've Built and Maintained Incredible Partnerships

We're a major player in the subscription-based media scene, thanks to our relationships with a powerful cohort of supporters and corporate fans from around the world. These partners speak at our events, contribute content to our website, and join our podcasts as experts. Among our many impactful ventures, we host the Sinica and China Corner Office podcasts with the US-China Business Council (USCBC).

The China Project works with a distinguished group of China-focused decision makers. Our partnerships include the USCBC, the US Heartland Association, the China Institute, and Cornell University.

Gained Invaluable Sponsorships

We've built relationships with numerous high-level corporate sponsors. Our sponsors empower our mission to show the world the importance of growing and maintaining an awareness of China as a global leader in business, economics, and culture. They partner with us to design events/conferences, provide speakers, and contribute content to our platform. The China Project guest speakers have previously been featured by:

- The Economist
- The Miliken Institute
- Evercore/ISI

And so many more!



Highlights

3 Million Impressions Each Month and Counting

The world is clamoring for a source of China-related information and insight. With a multi-modal platform and diverse revenue streams, The China Project continues its ascent as a trusted source on all things China.

We believe the market opportunity is substantial. The digital media market in the US is $85 billion per year, and we believe that at least 1% of this is or will be China-related. We intend to capture that market.

Our TAM

The American digital media industry is worth $85B, and digital subscription revenue for media companies continues to grow by double digits. The companies that stand the test of time will be those—like The China Project—that command a strong digital presence strong digital presence.

In late 2020, The New York Times' digital subscriptions generated more revenue than their print subscriptions for the first time in history. Other digital models have dominated their respective media subsets as well.

With 5.27 BILLION people worldwide having at least one active mobile device, the companies that stand the test of time will be those—like The China Project—that command a strong digital presence 1.

Our Target

We've aimed our content at two of the largest market segments in the world to increase our scope and scale accordingly.

- The 80 million millennials that will soon make up over 80% of the white collar workforce...and have the largest purchasing power!
- The 50 million Chinese diaspora living across the globe who have an active interest in global and local news with a China-centric focus.

Our Traction

- 55% YOY paid subscriber growth
- 75% Conversion rate for trial→full subscription
- 86% Subscription renewal rate
- 2M+ Monthly audience for web, social, and video
- 210K Monthly podcast listeners
- 350K Monthly newsletter sends
- 5K Annual attendees at live + digital events

All of that being said, current or past growth isn't indicative of future growth.

Product

China's rise is significant... and our platform is a Trusted Source of insight

Though major publications cover China as stories arise, they provide inadequate understanding or insight into China as a global superpower.

The China Project is the platform to turn to in order to better understand the events in China that are currently shaping the world's future. We inform, educate, and entertain a global audience of China-focused investors, corporate executives, government agencies, universities, and think tanks by taking a comprehensive approach that includes:

- Top-notch journalism
- Data and informational products
- Conferences and events

China Plays a Pivotal Role in All Global Issues,

and We Empower Our Subscribers with Unmatched Insights

We believe the inflection point in China's rise is right now, and that China will dominate the social mindframe and media narrative for the next 20-50 years.

As subscription-based media, data providers, and remarkably engaged audiences grow, we are one of the few well-established actors in this space.

Join us on our way to magnifying all things China!